May 14, 2009

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spheric Technologies, Inc.

Amendment No. 3 to Registration Statement on Form S-1 Filed May 1, 2009

File No. 333-154274

Dear Ms. Long:

We have reviewed your May 7, 2009 comment letter (the “Comment Letter”) regarding the amended registration statement on Form S-1 (the “S-1”) of Spheric Technology, Inc. (the “Registrant”) filed on May 1, 2009. On behalf of the Registrant, we submit this response letter along with Amendment No. 4 to the S-1. The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Financial Statements Statements of Stockholders’ Deficit, page F-4

1.	We have read your response to comment four from our letter dated April 20, 2009. Please revise your statements of stockholders deficit to specifically provide the “date” and dollar amounts (per share or other equity per unit and in total) of each issuance including the number of stock, warrants, rights or other equity securities issued for cash and for other consideration on each date presented. Refer to paragraph 11(d) of SFAS 7.

In response to the Staff’s comment, we have added further clarification to the statement of stockholders deficit to provide the date and dollar amounts of stock issuances, as well as any warrants issued. In accordance with the footnote to paragraph 11(d) of SFAS7, we have combined separate issuances of equity securities within the same fiscal year that were issued for the same type of consideration and the same amount per equity unit.

Statements of Cash Flows, page F-5

2.	We have read your response to comment six from our letter dated April 20, 2009. Please tell us why the inception to date amount related to “payments on license fee acquired with long-term note payable” is zero. Please revise your statements of cash flows accordingly.

In response to the Staff’s comment, we have revised the statement of cash flows in accordance with the Staff’s comment.

Stock Based Compensation, page F-9

3.

We have read your response to comment nine from our letter dated February 4, 2009. As previously requested, expand your MD&A disclosures to provide a reconciliation of the fair value of your common stock as reflected in your historical financial statements to your anticipated IPO price of $6.00 per share. Please tell us supplementally and expand your disclosures to provide an analysis of the equity instruments, including your warrants, granted from January 1, 2008 through the date of your response letter. Discuss how you determined fair value of each equity instrument at each grant date. Please ensure your response and disclosures identify the timing of specific events and/or circumstances supporting changes or the lack of change in management’s deemed fair value of equity issuances. Please also discuss the date of the initial meeting with your underwriters and your decision to undertake an initial public offering.

In response to the Staff’s comment, we have revised and expanded our MD&A to disclose our equity transactions since January 1, 2008 in greater detail, including our meetings with the underwriter and the various changes in the value of our equity offerings, beginning on page 34 of the S-1. We would like to supplementally advise the Staff that we believe that our offering price target of $6.00 per share is supportable based on the following:

1.	We have emerged from the development stage, based on our unaudited revenues of approximately $340,000 for the first quarter 2009 and the revenues we are generating in the second quarter 2009;

2.	We control intellectual property, which provides a barrier to entry by competitors in certain of our target markets;

3.	Our target markets are large and we believe will give us the opportunity, with sufficient capital, to grow our business;

4.	The underwriter believes that, based upon our growth prospects, evaluations of comparable companies, and the markets we plan to enter that the approximate market capitalization of $36 million ($6.00 per share price multiplied by approximately 6 million shares outstanding after this offering) is an appropriate valuation. Of course, the investing public will ultimately make this determination;

5.	Funding from this offering will allow us to execute our business plan, based on a minimum raise of $5.19 million; which will give us the ability to pursue our target markets; and

6.	We require at least a $5.00 per share price to facilitate listing on the NASDAQ Capital Market, in combination with other factors.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc: Joseph Hines